February 12,  2001

Via  Edgar
Ms.  Cindy  Rose
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE: Calvert New Africa Fund,
         Request for Withdrawal of Filing
         File Numbers 811-8924 and 33-87744

Dear Ms. Rose:

   On December 20, 2000, Calvert New World Fund, Inc. filed a Form N-14 Statement for the purpose of merging the Calvert New Africa Fund, a series of the Calvert New World Fund, Inc. into the Calvert South Africa Fund, a series of the Calvert Impact Fund, Inc.

   The Commission has asked the Company to withdraw the Form N-14 Statement filed on December 20, 2000.

   Accordingly, please have the Form N-14 Statement (Accession
Number 0000934700-00-000014) removed from the EDGAR filing system.

   Please advise Ivy Wafford Duke if any further action is required on our part. We would appreciate your notifying us by telephone (or by fax at 301/657-7014) when the requested deletion has been made.

Sincerely,

/s/Edith Lillie
Edith Lillie
Registration Manager